HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com

May 6, 2016

Ms. Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561

VIA: EDGAR

RE:     Healthcare Realty Trust Incorporated
Form 10-K for the fiscal year ended December 31, 2015
Filed February 16, 2016
Form 8-K
Filed February 16, 2016
File No. 001-11852
Dear Ms. Monick:

This letter is offered in response to the letter, dated May 2, 2016, from the staff of the Division of Corporation Finance (the “Staff”) to Healthcare Realty Trust Incorporated (the “Company”) regarding the above referenced filing.

The Company’s responses to the Staff’s comments follow:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2015

Same Store NOI, page 33
Comment No. 1: "We note your reconciliation of NOI on page 34. In future periodic filings, please reconcile NOI to Net income. Please refer to Item 10(e) of Regulation S-K."
Response: The Company has reconciled NOI to Net income in its Quarterly Report on Form 10-Q for the first quarter of 2016, which was filed on May 4, 2016, and will include similar disclosure in all future periodic filings in which NOI is presented.

FORM 8-K FILED ON FEBRUARY 16, 2016

Exhibit 99.1
Comment No. 2: “We note your use of normalized FFO. In future earnings releases please include a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors. Please refer to Item 10(e) of Regulation S-K."
Response: The Company added disclosures regarding the reasons why management believes that the presentation of Normalized FFO provides useful information to investors beginning in its Form 8-K which was filed on May 4, 2016. The Company will include similar disclosures in all future earnings releases in which Normalized FFO is presented.

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HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com

In connection with responding to the Staff's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you wish to further discuss your comments and our responses thereto, please feel free to call me at (615) 269-8175.

Sincerely,
/s/ J. Christopher Douglas
J. Christopher Douglas
Executive Vice President and Chief Financial Officer

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